Exhibit (d)(3)(A)

Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Phone 408 536.6000
Fax 408 537.6000

September 9, 2009

Omniture, Inc.

550 East Timpanogos Circle

Orem, Utah 84097

Attn: Joshua G. James, President and Chief Executive Officer

Re:	Exclusivity Agreement for Project Snowbird

Dear Josh:

Omniture, Inc. (the “Company”) and Adobe Systems Incorporated (“Parent”) wish to engage in negotiations regarding a possible transaction involving Parent and the Company (a “Possible Transaction”). In order to induce Parent to continue negotiations with the Company regarding a Possible Transaction (and in recognition of the time and effort that Parent may expend and the expenses that Parent may incur in pursuing these negotiations and in investigating the Company’s business), the Company, intending to be legally bound, agrees as follows:

1.             The Company acknowledges and agrees that, until the earlier of (x) Noon (Pacific time), September 18, 2009, (y) the date on which Parent advises the Company in writing that Parent is terminating all negotiations regarding a Possible Transaction and (z) the entry by the Company and Parent into a definitive agreement providing for the Possible Transaction (such earlier date being referred to herein as the “Termination Date”), the Company shall not, and shall cause its Representatives with knowledge of the Possible Transaction not to, directly or indirectly: (a) initiate, solicit, knowingly encourage or knowingly facilitate the submission of any expression of interest, inquiry, proposal or offer from any person or entity (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations, or furnish any non-public information to, or cooperate in any way with, any person or entity (other than Parent) in connection with a possible Acquisition Transaction; or (c) accept any proposal or offer from, or enter into any agreement, contract, understanding, letter of intent or similar agreement with, any person or entity (other than Parent) relating to a possible Acquisition Transaction.

The Company shall, and shall cause each of its Representatives to, immediately discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Parent) relating to a possible Acquisition Transaction, and shall, subject to the terms of any confidentiality agreement in existence as of the date hereof, promptly provide Parent with notice and an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Company or by any of the

Company’s Representatives from any person or entity (other than Parent) on or prior to the Termination Date.

2. For purposes of this letter agreement:

(a)           The Company’s “Representatives” shall include the respective officers, directors, employees, affiliates, attorneys, advisors, agents and representatives of the Company and each of the Company’s subsidiaries.

(b)           “Acquisition Transaction” shall mean any transaction directly or indirectly involving: (i) the sale, license, disposition or acquisition of all or a material portion of the business or assets of the Company on a combined basis with its subsidiaries; (ii) the issuance, grant, disposition or acquisition of (A) more than 15% of the capital stock or any other class of equity securities of the Company or any direct or indirect subsidiary of the Company, (B) any option, call, warrant or right (whether or not immediately exercisable) to acquire in excess of 15% of the capital stock or any other class of equity security of the Company or any direct or indirect subsidiary of the Company, or (C) any security, instrument or obligation that is or may become convertible into or exchangeable for in excess of 15% of the capital stock or any other equity security of the Company or any direct or indirect subsidiary of the Company; or (iii) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving the Company or any direct or indirect subsidiary of the Company pursuant to which any Person or Group (as defined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder) would own 15% or more of any class of equity securities of Company or of any resulting parent company of Company or businesses or assets that constitute 15% or more of the revenues, net income or assets of Company and its subsidiaries, taken as a whole; provided, however, that (A) the grant of stock options, other stock based awards and stock appreciation rights by the Company to its employees in the ordinary course of business will not be deemed to be an “Acquisition Transaction” if such grant is made pursuant to the Company’s existing incentive plans, and (B) the issuance of stock by the Company to its employees upon the exercise of outstanding stock options, other stock based awards and stock appreciation rights and the Company’s employee stock purchase plan will in no event be deemed to be an “Acquisition Transaction.”

3.             The Company acknowledges and agrees that neither this letter agreement nor any action taken in connection with this letter agreement will give rise to any obligation on the part of Parent to continue any discussions or negotiations with the Company or to pursue or enter into any transaction or relationship of any nature with the Company.

4.             Parent and the Company each acknowledges that the disclosure of the existence or terms of this letter agreement, the existence of discussions or negotiations between the Company and Parent and the existence or terms of any proposal regarding a Possible Transaction are governed by the terms of that certain confidentiality agreement entered into by and between the Company and Parent dated August 2, 2009.

5.             The Company acknowledges and agrees that, in addition to all other remedies available (at law or otherwise) to Parent, Parent shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this letter agreement. The Company further acknowledges and agrees that Parent shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph 5, and the Company waives any right it may have to require that Parent obtain, furnish or post any such bond or similar instrument. If any action, suit or proceeding relating to this letter agreement or the enforcement of any provision of this letter agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

6.             The Company represents and warrants that neither the execution and delivery nor the performance of this letter agreement has resulted or will result in, (a) any breach of any agreement or obligation by which the Company or, to the Company’s knowledge, any of the Company’s Representatives is bound, or (b) any violation of any law or regulation applicable to the Company or, to the Company’s knowledge, any of the Company’s Representatives.

7.             This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to principles of conflicts of laws). The Company: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the Court of Chancery, or if such jurisdiction is not available any state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (b) agrees that service of any process, summons, notice or document by U.S. mail addressed to the Company at the address set forth at the beginning of this letter agreement shall be deemed to constitute effective service thereof for purposes of any action, suit or proceeding arising out of or relating to this letter agreement; (c) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this letter agreement in any such courts; and (d) irrevocably and unconditionally waives the right to plead or claim, and irrevocably and unconditionally agrees not to plead or claim, that any action, suit or proceeding arising out of or relating to this letter agreement that is brought in such courts has been brought in an inconvenient forum.

8.             This letter agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party. The exchange of a fully executed letter agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this letter agreement.

Very truly yours,

ADOBE SYSTEMS INCORPORATED

		By:	/s/ Karen Cottle

ACKNOWLEDGED AND AGREED:

OMNITURE, INC.

By:	/s/ Joshua G. James